

January 27, 2014

Via E-mail
Ralph Schlosstein
Chief Executive Officer and Director
Evercore Partners Inc.
55 East 52nd Street
38th Floor
New York, New York 10055

> **Re:** **Evercore Partners Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 12, 2013**
> **File No. 001-32975**

Dear Mr. Schlosstein:

We have reviewed your filings and response letter dated December 20, 2013 and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe a revision in future filings is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Notes to Consolidated Financial Statements, page 63

Note 16 – Net Income (Loss) Per Share Attributable to Evercore Partners Inc. Common Shareholders, page 89

1. We note your response to prior comment 3 regarding the factors driving the LP units to be continuously antidilutive and your proposed disclosure that the adjustment to the numerator of diluted net income would have been $17,792, $17,014 and $21,401 for the nine months

ended September 30, 2013, and years ended December 31, 2012 and 2011, respectively. Tell us and enhance future filings to explain how these adjustments to the numerator of diluted net income are more than the actual net income attributable to Noncontrolling Interest as presented on the consolidated statement of operations for the related periods. Please provide us with a draft of your proposed disclosure.

Form 10-Q for the Quarter Ended September 30, 2013

Notes to Unaudited Condensed Consolidated Financial Statements, page 9

Note 8 – Investments, page 13

2. We note your response to prior comment 4 related to your investment in Trilantic Capital Partners, Inc. where you state that you allocate the cost of the investment to current and future Trilantic funds as you satisfy capital calls of these funds. Your proposed disclosure also states that you base this allocation on your expectation of Trilantic's future fundraising ability and performance. Please clarify how you perform this analysis and consider providing an example calculation demonstrating how this allocation is made. Additionally, please tell us and enhance future filings to clarify the terms under which you are required to satisfy capital calls, whether these capital calls are solely at your discretion and if there is any expiration related to your right to invest in Trilantic's future funds. Please provide us with a draft of your proposed disclosure.

Note 12 – Noncontrolling Interest, page 20

3. We note your response to prior comment 4 and your disclosure related to the strategic alliance with Trilantic, and Evercore LP's issuance of 500 LP units with a minimum redemption value of $16,500 on December 31, 2014 in exchange for certain limited partnership interests in Trilantic. Tell us and enhance disclosures in future filings to discuss the underlying terms of the LP units issued to Trilantic. For example, disclose whether they are exchangeable on a one-for-one basis for shares of your Class A common stock and are entitled to economic interests, consistent with other LP units issued, and clarify whether the minimum redemption value changes over time. Please provide us with a draft of your proposed disclosure.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3512 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Associate Chief Accountant